Exhibit (a)(1)(viii)

Appendix A

The Fund did not accrue the full amount of its potential tax liability while it was treated as a C corporation during the period from November 2024 through February 2025. This resulted in an overstatement of the Fund’s Net Asset Value (“NAV”) and performance, that was reported during such period. The performance for November 2024, December 2024, January 2025, and February 2025 was previously reported as 0.98%, 0.14%, -0.38%, and 0.17% for Class A and 1.03%, 0.19%, -0.33%, and 0.22% for Class I, but has been restated to -1.72%, -0.25%, -0.33%, and 0.01% for Class A and -1.67%, -0.20%, -0.27%, and 0.06% for Class I, respectively. The NAVs for November 2024, December 2024, January 2025, and February 2025 were previously reported as $14.46, $14.48, $14.42, and $14.45 for Class A and $31.68, $31.74, $31.63, and $31.71 for Class I, respectively. The updated NAVs are $14.07, $14.03, $13.99, and $13.99 for Class A and $30.83, $30.77, $30.69, and $30.70 for Class I, respectively. As a consequence of the overstatement of the NAV for December 2024, the Fund overpaid approximately $1.3m to redeeming investors in the tender offer dated November 1, 2024. To correct this error, the Fund will be reimbursed in full (with interest) by the Adviser. Existing investor account values were not impacted by such overpayment.

The following information supplements the information contained in the Offer to Purchase which was sent to you on February 18, 2025 (the "Q1 Offer"). As a consequence of a delay in calculating the NAV for March 2025, the Fund sent a two--part payment to redeeming investors in connection with the Q1 Offer. On May 23, 2025, the Fund sent an initial payment (the “Initial Payment”) to redeeming investors on the 65th day following the termination of the Q1 Offer. On July 11, 2025, the Fund sent a second payment (the "Final Payment") to redeeming investors. The Initial Payment was the portion of the repurchase price equivalent to an amount equal to 95% of the estimated, unaudited aggregate value of the repurchased Units, determined as of the March 31, 2025 (the “Valuation Date”), less any early repurchase fee. The Final Payment was an amount equal to the excess of (i) the aggregate value of the repurchased Units, determined as of the Valuation Date based upon the final results of the annual audit of the financial statements of the Fund for the fiscal year ended March 31, 2025, less (ii) the Initial Payment. In addition, the Initial Payment was definitively determined to be 96.02% and the Final Payment was definitively determined to be 3.98% of the amount of your repurchased Units in the Q1 Offer. The Fund’s post-audit net asset value per Unit was $14.21 per Unit for Class A Units and $31.20 per Unit for Class I Units as of March 31, 2025.

The Fund’s NAV as of November 30, 2024 was referenced in the Q1 Offer as $14.46 per Unit for Class A Units and $31.68 per Unit for Class I Units and the Fund’s aggregate NAV was referenced as $1,048,244,317.90. Based on the results of the Fund's completed annual audit, the Fund determined that its NAV as of November 30, 2024 of Class A Units was $14.07 and the NAV of Class I Units was $30.83 and the aggregate NAV of the Fund was $1,020,172,647.66.

The following information supplements the information contained in the Offer to Purchase which was sent to you on June 2, 2025 (the "Q2 Offer"). The Fund’s NAV as of March 31, 2025 was referenced in the Q2 Offer as $14.36 per Unit for Class A Units and $31.53 per Unit for Class I Units and the Fund’s aggregate NAV was referenced as $1,001,208,831.10. Based on the results of the Fund's completed annual audit, the Fund determined that its NAV as of March 31, 2025 of Class A Units was $14.21 and the NAV of Class I Units was $31.20 and the aggregate NAV of the Fund was $990,581,154.10.